Exhibit (a)(5)(C)

EFiled: Sep 11 2014 02:38PM EDT Transaction ID 56018960 Case No. 10121-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

PAUL MILES, Individually And On
Behalf Of All Others Similarly Situated,	C.A. No. -

Plaintiff,

v.

COBRA ELECTRONICS
CORPORATION, JAMES BAZET,
WILLIAM CARMICHAEL, JOHN
LUPO, IAN MILLER, S. SAM PARK,
MONOMOY CAPITAL PARTNERS II,
L.P., MCP SUPPLEMENTAL FUND II,
L.P., VENOM ELECTRONICS
HOLDINGS, INC., and VENOM
ELECTRONICS MERGER SUB, INC.

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Paul Miles (“Plaintiff”), on behalf of himself and all others similarly situated, by and through the undersigned counsel, alleges the following upon information and belief, including the investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of himself and the other public stockholders of Cobra Electronics Corporation (“Cobra” or the “Company”), other than Defendants (defined below) and their affiliates, against Cobra, certain officers and members of Cobra board of directors (the “Board” or the “Individual Defendants”), Venom Electronics Holdings (“Venom”), VENOM Electronics Merger Sub, Inc. (“Merger Sub”), and Monomoy Capital Partners Ii, L.P. (“Sponsor”) for breaching their fiduciary duties in connection with Venom’s proposed acquisition of Cobra and/or aiding and abetting the Individual Defendants’ breaches thereof.

2. Headquartered in Chicago, Illinois and founded in 1961, Cobra is a leading global designer and marketer of two-way mobile communications and mobile navigation products, with a track record of delivering innovative and award-winning products.

3. On August 28, 2014, Cobra, a Delaware corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Venom, Merger Sub, and the Company. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Venom will cause Merger Sub to commence a tender offer (the “Tender Offer”) within ten (10) business days following the date of the Merger Agreement, for all of the Company’s outstanding shares of common stock, par value $0.33 (1/3) per share (the “Shares”), at a purchase price of $4.30 per Share in cash, without interest, subject to any required withholding of taxes. The Tender Offer will remain open for a minimum of 20 business days from the date of commencement. The transaction is valued at approximately $28.4 million.

4. The consummation of the Tender Offer is not subject to any financing conditions. Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. (the “Sponsor”) delivered (i) a financing commitment agreement among Sponsor and Venom that names the Company as a third-party beneficiary and pursuant to which Sponsor would provide financing to Venom and/or Merger Sub such that Venom and Merger Sub will have sufficient funds to pay the aggregate consideration to be paid to stockholders of the Company pursuant to the Merger Agreement and related fees and expenses and (ii) a limited guarantee in favor of the Company pursuant to which the Sponsor guarantees the performance of the obligation by Venom or Merger Sub under the Merger Agreement solely in the event of a willful breach by Venom or Merger Sub and subject to a cap of $1,137,501.96.

5. Following the completion of the Tender Offer, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Venom (the “Merger”). The Merger will be effected as soon as practicable following the payment for Shares pursuant to the Tender Offer.

6. As a result of the Merger, Venom will pay Cobra shareholders $4.30 for each share of Cobra, which is merely 8.3% ($0.33) higher than Cobra’s pre-deal announcement close of $3.97 on August 27, 2014. This premium is well below the average one day premium of over 25% for comparable transactions in the last three years. Also, the proposed offer price values Cobra at well below Cobra’s reported book value for the most recent quarter of $5.83 per share. Lastly, the merger consideration is only 1.2% ($0.05) higher than Cobra’s 52-week high of $4.25, reached just over a month ago on July 25, 2014. Cobra’s 52-week high demonstrates impressive growth over the course of the year, considering that Cobra was valued at $2.51 per share in early October 2013. Each of the figures above only serves to underscore the inadequacy of the buying price as the $4.30 per share offer fails to account for Cobra’s significant future earnings potential represents a loss or no real gain for many long-term Cobra shareholders.

7. Moreover, as TheStreet reported on the same day as the merger announcement, Cobra’s revenue growth has outpaced the industry average of 11.0%. Since the second quarter (“Q2”) of 2013, revenues rose by 12.1%. Also, the net income growth from the same quarter one year ago has significantly exceeded that of the S&P 500 and the Household Durables industry. The net income increased by 104.5% when compared to Q2 2013, rising from -$1.94 million to $0.09 million. The current debt-to-equity ratio, 0.49, is low and is below the industry average, implying that there has been successful management of debt levels. Lastly, current return on equity exceeded its ROE from the Q2 2103.1

[1]	See Cobra Electronics Corp. Stock Upgraded, THESTREET, http://www.thestreet.com/story/12823019/1/cobra-electronics-corp-stock-upgraded-cobr.html (last visited September 11, 2014).

Each of these metrics clearly indicates strength within the company. Despite the financial strength of the Company and its excellent organic growth prospects, the Individual Defendants entered into the Merger Agreement which undervalues Cobra and thereby deprives Cobra stockholders from sharing in the Company’s future success and profits and deprives them of the full and true value of their investments in Cobra.

8. Furthermore, the premium Cobra stockholders stand to collect is particularly inadequate given the significant benefits Sponsor and Venom will reap if the Merger is consummated. If the proposed acquisition is permitted to close, Sponsor and Venom will acquire at a discount a company that has made significant infrastructure investments that have begun to, and are expected to continue to, yield returns for the Company and improvements in its service. As noted by Company President Sally Washlow during the Second Quarter Earnings Call, “As discussed, along with our key product initiatives, we are continuing with our international expansion as part of our growth initiatives and look forward to sharing our results on not only the market but product expansion in Europe, the Middle East and Asia. Several of our new products will launch in these regions during the third quarter.” Recognizing that Cobra was a prime acquisition target, Sponsor and Venom pounced on the opportunity to acquire Cobra at a significant discount when compared to the Company’s inherent value.

9. Compounding the failure to provide adequate consideration, the sales and negotiation process leading up to the consummation of the Merger Agreement was fundamentally flawed. Not only does it appear that Cobra chose to forgo establishing a special committee of independent directors to evaluate the Proposed Transaction, but Defendants also agreed to unreasonable deal-protection devices that unfairly favor Venom and discourage potential bidders from submitting a superior offer for the Company.

10. These preclusive deal protection devices include a non-solicitation provision that restricts the Board from soliciting other potentially superior offers and an “information rights” provision, which provides Venom with unfettered access to information about other potential proposals, gives Venom four calendar days to negotiate a new deal with Cobra in the event a competing offer emerges, and provides Venom with the perpetual right to attempt to beat any superior bid. These deal protection devices are designed to ensure that no superior bid arises.

11. The process facilitating the Proposed Transaction is also flawed because of a significant conflicts of interest and self-dealing that infiltrated the sales process. The Board and officers of Cobra hold approximately 2.6% of Cobras’ outstanding shares of common stock, on a fully diluted basis, and have already executed support agreements pursuant to which each of them will tender their shares in the tender offer.

12. Additionally, Individual Defendants and other Cobra insiders and their affiliates own significant stock of Cobra, and will receive hundreds of thousands if not millions of dollars on an accelerated basis as part of change of control arrangements, and therefore can unduly influence a sale of Cobra whether or not it is in the best interest of non-insider shareholders. Thus, it appears that Defendants facilitated the Proposed Transaction via an unfair and inadequate negotiation process and, despite the existence of material conflicts, placed their own personal financial interests ahead of Cobra public stockholders.

13. As alleged in further detail below, both the consideration Cobra stockholders stand to receive via the Proposed Transaction and the process by which Defendants propose to consummate the Merger are fundamentally unfair to Plaintiff and the other public stockholders of the Company.

14. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Cobra public stockholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

15. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care and the conduct aiding and abetting such violations.

THE PARTIES

16. Plaintiff is, and at all relevant times was, a stockholder of Cobra.

17. Defendant Cobra is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 6500 West Cortland Street, Chicago, Illinois 60707. Cobra, incorporated in 1961, is a leading global designer and marketer of two-way mobile communications and mobile navigation products, with a track record of delivering innovative and award-winning products. Building upon its leadership position in the GMRS/FRS two-way radio, radar detector and Citizens Band radio industries, Cobra identified new growth opportunities and has aggressively expanded into the marine market and has expanded its European operations. The Consumer Electronics Association, Forbes and Deloitte & Touche have all recognized Cobra for the company’s innovation and industry leadership. The Company operates through the Cobra Consumer Electronics (Cobra) business segment, which sells under the COBRA brand name, and Performance Products Limited (PPL) business segment, which sells under the SNOOPER brand name. The Cobra segment consists of Cobra Electronics Corporation, Cobra Electronics (HK) Limited (CHK) and Cobra Electronics Europe Limited (CEEL). The Company’s product lines include radar detection, photo-enforcement and safety detection, two-way radios, citizens Band radios, power inverters and jumpstarters, iRadar, S6500 Truckmate and Ventura, S8500 Truckmate and Ventura with DAB radio, Shotsaver S320 and Shotsaver S430 Tour Pro Units, marine electronics, and mobile navigation for professional drivers. The Company’s common stock is traded on the NASDAQ Stock Exchange under the symbol “COBR.OQ.”

18. Defendant James R. Bazet (“Bazet”) is the Chairman of the Board and Chief Executive Officer of the Company. He has served as Chairman of the Board of the Company from September 2008 to present, Chief Executive Officer of the Company from January 1998 to present, and President of the Company from January 1998 to January 2013. Bazet has been a Director since May 1997. In determining that Mr. Bazet should serve as a director of the Company, the Governance and Nominating Committee considered his long-standing history with, and knowledge of, the Company, as well as his experience in a variety of consumer product industries both domestically and internationally. Mr. Bazet’s demonstrated management and leadership abilities were also attributes that led the Governance and Nominating Committee to conclude that his skills fit with the needs of the Board of Directors.

19. Defendant William P. Carmichael (“Carmichael”) is an Independent Director of the Company. While now retired he also served as Director of The

Finish Line since July 2003; Director of McMoRan Exploration Co. from June 2010 to June 2013; Director of International Textile Group, Inc. since December 2012; Director of Simmons Company from May 2004 to January 2010; Director of Spectrum Brands Inc. (formerly Rayovac Corporation), from August 2002 to August 2009; and Chairman (since January 2014) of Columbia Funds Series Trust, Columbia Funds Series Trust II, Columbia Funds Insurance Trust I, and two Columbia advised closed end funds; Chairman (since January 2014), Columbia Seligman Premium Technology Growth Fund and Tri-Continental Corporation. He has served as a Director of the Company since 1994. In determining that Mr. Carmichael should serve as a director of the Company, the Governance and Nominating Committee considered his long-standing history with, and knowledge of, the Company, as well as his experience serving on boards of other public companies.

20. Defendant John S. Lupo (“Lupo”) serves as an Independent Director of the Company. While now retired he also served as Senior Merchandising and Marketing Principal at Renaissance Partners, LLC, from 2000 to 2008; Executive Vice President, Sales & Marketing, Basset Furniture, from 1998 to 2000; Chief Operating Officer of the International Division of Wal-Mart Stores, Inc., from 1996 to 1998; Senior Vice President, General Merchandise Manager, Wal-Mart Stores, Inc. from 1990 to 1996; Director of Spectrum Brands Inc. (formerly

Rayovac Corporation), from 1998 to August 2009; Director of Citi Trends, Inc. since 2003; and Director of AB Electrolux 2007 to 2012. He has served as a Director of the Company since July 2007.

21. Defendant Ian R. Miller (“Miller”) is an Independent Director of the Company. He also serves as CEO/Founder of The Brand Practice LLC, business and brand strategy consultancy, from August 2001 to present; Executive Vice President, MarchFirst, Inc., from August 2000 to August 2001; and President, Consumer Food Worldwide Division, Monsanto Corporation, from 1996 to 1999. He has served as a Director of the Company since February 2000.

22. Defendant S. Sam Park (“Park”) serves as an Independent Director of the Company. While now retired he also served as Vice President, Strategic Initiatives – Asia, Enerkem Corporation, from January 2012 to January 2014; Vice President, New Business Development, Celanese Advanced Fuel Technologies from 2011 to 2012; Global Strategy and Business Development Leader, Celanese Industrial Specialties, from 2006 to 2011; General Manager, Celanese (China) Holding Company, Ltd., from 2004 to 2006; Director, Celanese (Nanjing) Chemical Company, Ltd., from 2003 to 2006; Managing Director, Strategic Activities – Asia, Celanese Corporation, from 2000 to 2006; and other leadership positions in finance, internal audit and strategic planning with Celanese Corporation, from 1985 to 2000. He has served as a Director to the Company since June 2007. In determining that Mr. Park should continue serving as a director of the Company, his global business experience, particularly his business experience in Asia, were attributes that led the Governance and Nominating Committee to conclude that his skills fit with the needs of the Board of Directors.

23. Defendants Bazet, Carmichael, Lupo, Miller, and Park may be collectively referred to herein as the “Board” or the “Individual Defendants.”

24. Defendant Sponsor is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 142 West 57th Street, Seventeenth Floor, New York, NY 10019. Sponsor is a private equity firm with $700 million in committed capital that makes controlling investment in middle market businesses in the manufacturing, distribution, consumer product and foodservice sectors. Over the past five years, Sponsor has closed 43 middle market acquisitions. Its portfolio companies generate over $1.2 billion in combined sales and employ more than 6,000 people across four continents. Sponsor implements customized business improvement programs at its portfolio companies that reduce operating expenses, increase profitability and support profitable growth.

25. Defendant Venom is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 142 West 57th Street, Seventeenth Floor, New York, NY 10019. Venom, incorporated on August 21, 2014, is an affiliate of Sponsor. Venom is a home and real estate marketplace dedicated to helping homeowners, home buyers, sellers, renters, real estate agents, mortgage professionals, landlords and property managers find and share vital information about homes, real estate, mortgages and home improvement.

26. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Venom, and was created for the purposes of effectuating the Proposed Transaction.

27. Collectively, Cobra, the Individual Defendants, Venom, Sponsor, and Merger Sub may be referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

28. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of Cobra and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing and loyalty.

29. By virtue of their positions as directors and/or officers of Cobra, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Cobra to engage in the practices complained of herein.

30. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

31. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other stockholders of Cobra, including their duties of loyalty, good faith, due care and independence, insofar as they, inter alia, failed to obtain the best price possible under the circumstances before entering into the Proposed Transaction, and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other public stockholders of Cobra common stock.

CLASS ACTION ALLEGATIONS

32. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the stockholders of Cobra common stock as of August 28, 2014 (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

33. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. As of August 7, 2014 there were reportedly 6,602,980 shares of Cobra common stock issued and outstanding, held by hundreds or thousands of stockholders. The actual number of public stockholders of Cobra will be ascertained through discovery;

(b) There are questions of law and fact which are common to the Class, including, inter alia, the following:

(i)	whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

(iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

(c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

(d) Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

(f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.	Background

34. Headquartered in Chicago, Illinois and founded in 1961, Cobra is a leading global designer and marketer of two-way mobile communications and mobile navigation products, with a track record of delivering innovative and award-winning products.

35. While always a marker leader, recent financial results strongly indicate that the growth potential and long term value for Cobra shareholders remains good. On July 27, 2014, in announcing its Q2 2014 financial results on the Earnings Call, Bazet, CEO of Cobra, commented:

(Cobra) reported net income of $87,000 or $0.01 per share for the second quarter of 2014. This compares to a net loss of $1.9 million or $0.29 per share for the second quarter of 2013. In addition there was an operating income of $308,000 for the current quarter, compared to an operating loss of $1.9 million in the same quarter of last year. We’ll discuss in a little bit about we’re even going to back the back half better but I’d like to move on for right now.

Consolidated net sales for the second quarter of 2014 were $28.7 million as compared to $25.6 million in the second quarter of 2013. This is primarily due to increases in both reporting segments. The Cobra segment net sales, again Cobra PPL and Cobra U.S., that segment’s net sales were $2.7 million or 12% higher than the previous year’s second quarter.

PPL segment net sales were $457,000 or 12.7% higher than in the prior year’s second quarter. This sales increase was attributable to the effect of foreign currency changes and higher sales of Truckmate Navigation products that sold under this new Snooper name.

36. Bazet, addressing the outlook for the for the Company’s third quarter and for the rest of the year, continued that Cobra believes that:

a historically stronger second half performance and additional sales from exciting new products and growth initiatives will enable the Company to achieve profitability for 2014 a significant increase and operating profit in fiscal year 2014 compared to operating loss in fiscal 2013. In conclusion we believe that our Company will show a significant improvement in the second half of 2014 and is well positioned for the future quarters for the following reasons.

Again you’ve heard me say before our brand equity, we talk about that we are in 80 countries and 55,000 store fronts and we’ve been in business 52 years. This nearly gives us the footprint and the spring board for what’s happening. What’s really going to be contributing to these things is the interest that we’re getting in our new products. Several of them have had exciting sales that we’re very pleased with and our expense cuts will make up a large part of our savings in back half in our operating profit.

37. As reflected in the Company’s recent financial results and concurrent press releases and statements, Cobra has made significant infrastructure investments that have begun to, and are expected to continue to, yield returns for the Company.

38. However, despite the financial strength of the Company, its excellent organic growth prospects, and the anticipated benefits of its recent investments, the

Individual Defendants entered into the Merger Agreement with Venom, thereby depriving Cobra stockholders from sharing in the Company’s future success and profits and depriving them of the full and true value of their investments in Cobra.

B.	The Proposed Transaction Undervalues Cobra Shares

39. On August 28, 2014 Cobra and Venom issued a joint press release announcing the Proposed Transaction which stated in relevant part:

MONOMOY CAPITAL PARTNERS TO ACQUIRE COBRA ELECTRONICS CORPORATION

CHICAGO, IL – AUGUST 28, 2014 – Cobra Electronics Corporation (NASDAQ: COBR), a leading global designer and marketer of mobile communications and navigation products, and Monomoy Capital Partners II, L.P. (“Monomoy”) a New York private equity fund focused on value investing and business improvement, announced today that Cobra Electronics and entities affiliated with Monomoy have executed a definitive merger agreement pursuant to which an affiliate of Monomoy will acquire all of the outstanding shares of common stock of Cobra Electronics at $4.30 per share in cash.

Under the terms of the agreement, an affiliate of Monomoy will commence a tender offer to purchase all outstanding shares of common stock of Cobra Electronics at a price of $4.30 per share in cash within ten business days. The offer is conditioned on, among other things, the tender of a majority of the outstanding shares of Cobra Electronics’ common stock, calculated on a fully diluted basis. The merger agreement provides that, promptly after the closing of the tender offer, any shares not tendered in the tender offer (other than shares for which appraisal is properly sought under applicable law) will be acquired in a second-step merger at the same cash price as paid in the tender offer.

Directors and officers of Cobra Electronics holding approximately 2.6% of Cobra Electronics’ outstanding shares of common stock, on a fully diluted basis, have executed support agreements pursuant to which each of them will tender their shares in the tender offer.

“This transaction will deliver to Cobra Electronics’ shareholders certainty of value and liquidity in the form of a cash payment immediately upon closing,” said Jim Bazet, Chairman and Chief Executive Officer of Cobra Electronics. “We are excited to work with Monomoy as this transaction marks the next stage in the evolution of the Cobra brand.”

“We are thrilled to add Cobra’s market leading products to the Monomoy portfolio,” said Justin Hillenbrand, Co-CEO of Monomoy. “We look forward to working with Cobra’s team members, suppliers and customers for many years to come.”

In addition to the minimum tender condition, the transaction is subject to other customary closing conditions. The transaction is expected to close in the fourth quarter of this year. William Blair & Co., LLC acted as financial advisor, and Sidley Austin LLP acted as legal advisor, to Cobra Electronics. Houlihan Lokey acted as financial advisor, and Kirkland & Ellis, LLP acted as legal advisor, to Monomoy Capital Partners.

40. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Venom will cause Merger Sub to commence a tender offer within ten (10) business days following the date of the Merger Agreement, for all of the Company’s outstanding shares of common stock, par value $0.33 (1/3) per share, at a purchase price of $4.30 per Share in cash, without interest, subject to any required withholding of taxes. The Tender Offer will remain open for a minimum of 20 business days from the date of commencement. The transaction is valued at approximately $28.4 million.

41. The consummation of the Tender Offer is not subject to any financing conditions. Sponsor delivered (i) a financing commitment agreement among Sponsor and Venom that names the Company as a third-party beneficiary and pursuant to which Sponsor would provide financing to Venom and/or Merger Sub such that Venom and Merger Sub will have sufficient funds to pay the aggregate consideration to be paid to stockholders of the Company pursuant to the Merger Agreement and related fees and expenses and (ii) a limited guarantee in favor of the Company pursuant to which the Sponsor guarantees the performance of the obligation by Venom or Merger Sub under the Merger Agreement solely in the event of a willful breach by Venom or Merger Sub and subject to a cap of $1,137,501.96.

42. Following the completion of the Tender Offer, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Venom. The Merger will be effected as soon as practicable following the payment for Shares pursuant to the Tender Offer.

43. The Proposed Transaction undervalues Cobra’s prospects and is the result of an entirely unfair sales process. As a result of the Merger, Venom will pay Cobra shareholders $4.30 for each share of Cobra, which is merely 8.3% ($0.33) higher than Cobra’s pre-deal announcement close of $3.97 on August 27, 2014. This premium is well below the average one day premium of over 25% for comparable transactions in the last three years. Also, the proposed offer price values Cobra at well below Cobra’s reported book value for the most recent quarter of $5.83 per share. Lastly, the merger consideration is only 1.2% ($0.05) higher than Cobra’s 52-week high of $4.25, reached just over a month ago on July 25, 2014. It should be noted that Cobra’s 52-week high demonstrates impressive growth over the course of the year, considering that Cobra was valued at $2.51 per share in early October 2013. Each of the figures above only serves to underscore the inadequacy of the buying price as the $4.30 per share offer fails to account for Cobra’s significant future earnings potential represents a loss or no real gain for many long-term Cobra shareholders.

44. Moreover, as TheStreet reported on the same day as the merger announcement, Cobra’s revenue growth has outpaced the industry average of 11.0%. Since Q2 2013, revenues rose by 12.1%. Also, the net income growth from the same quarter one year ago has significantly exceeded that of the S&P 500 and the Household Durables industry. The net income increased by 104.5% when compared to Q2 2013, rising from -$1.94 million to $0.09 million. The current debt-to-equity ratio, 0.49, is low and is below the industry average, implying that there has been successful management of debt levels. Lastly, current return on equity exceeded its ROE from the Q2 2103. Each of these metrics clearly indicates strength within the company. Despite the financial strength of the

Company and its excellent organic growth prospects, the Individual Defendants entered into the Merger Agreement which undervalues Cobra and thereby deprives Cobra stockholders from sharing in the Company’s future success and profits and deprives them of the full and true value of their investments in Cobra.

45. Furthermore, the premium Cobra stockholders stand to collect is particularly inadequate given the significant benefits Sponsor and Venom will reap if the Merger is consummated. If the proposed acquisition is permitted to close, Sponsor and Venom will acquire at a discount a company that has made significant infrastructure investments that have begun to, and are expected to continue to, yield returns for the Company and improvements in its service. As noted by Company President Sally Washlow during the Second Quarter Earnings Call, “As discussed, along with our key product initiatives, we are continuing with our international expansion as part of our growth initiatives and look forward to sharing our results on not only the market but product expansion in Europe, the Middle East and Asia. Several of our new products will launch in these regions during the third quarter.” Recognizing that Cobra was a prime acquisition target, Sponsor and Venom pounced on the opportunity to acquire Cobra at a significant discount when compared to the Company’s inherent value.

46. This price significantly undervalues Cobra, especially given the significant benefits Venom will enjoy should the Proposed Transaction be permitted to close. Moreover, the Company is poised to enjoy a lengthy period of significant growth and the Proposed Transaction stands to prevent the Cobra’s public stockholders from attaining fair value for their shares. Having failed to maximize the sale price for the Company, Individual Defendants breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and public stockholders will not receive adequate or fair value for their Cobra common stock in the Proposed Transaction.

C.	Material Conflicts of Interests

47. In the August 28, 2014 press release announcing the Proposed Transaction, Cobra stated that its Board had unanimously approved the deal, but noticeably absent was any mention of a special committee of independent Board members to evaluate and recommend the Proposed Transaction. The process facilitating the Proposed Transaction is also flawed because of a significant conflicts of interest and self-dealing that infiltrated the sales process. The Board and officers of Cobra hold approximately 2.6% of Cobras’ outstanding shares of common stock, on a fully diluted basis, and have already executed support agreements pursuant to which each of them will tender their shares in the tender offer.

48. Additionally, Individual Defendants and other Cobra insiders and their affiliates own significant stock of Cobra, and will receive hundreds of thousands if not millions of dollars on an accelerated basis as part of change of control arrangements, and therefore can unduly influence a sale of Cobra whether or not it is in the best interest of non-insider shareholders. Thus, it appears that Defendants facilitated the Proposed Transaction via an unfair and inadequate negotiation process and, despite the existence of material conflicts, placed their own personal financial interests ahead of Cobra public stockholders.

49. In sum, it appears that the Individual Defendants voted to approve the Proposed Transaction without any guidance from a special committee and their decisions may well have been influenced primarily if not entirely by the their personal financial interests rather than the best interests of the Cobra public stockholders.

D.	The Preclusive Deal Protection Devices

50. In addition to failing to engage in a fair and reasonable sales process, the Individual Defendants also agreed to certain deal protection devices that operate conjunctively to effectively lock-up the Proposed Transaction and deter competing offers for the Company.

51. First, the Merger Agreement provides for an onerous no-solicitation provision that prohibits the Company or the Individual Defendants from taking any affirmative action to comply with their fiduciary duties to obtain the best price possible under the circumstances.

52. The “no solicitation” provision, Section §6.4 (a) of the Merger Agreement, states that the Company (and its Subsidiaries) shall immediately:

cease all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and promptly deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal and such notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries.

53. Additionally, Section §6.4 (a) of the Merger Agreement continues, stating that the Company and the Individual Defendants shall not directly or indirectly:

(A) initiate, solicit, propose, knowingly encourage (including by providing information) or take any action to knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of the Company Subsidiaries to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

54. Furthermore, Section §6.4 (b)(i) of the Merger Agreement grants Venom recurring and unlimited matching rights, which gives Cobra twenty four (24) hours to provide unfettered access to confidential, non-public information about competing proposals from third parties which Venom can use to prepare a matching bid. Additionally, Sections §6.4 (d)(iii) grants Venom four (4) calendar days to negotiate with Cobra, amend the terms of the Merger Agreement and make a counter-offer in the event a superior offer is received.

55. This matching rights provision essentially ensures that no superior bidder will emerge, as any potential suitor will be unlikely to expend the time, cost and effort to perform due diligence and make a superior proposal while knowing that Venom will know of its bid and the details and terms thereof and can easily top it. As a result, the matching rights provision unreasonably favors Venom, to the detriment of Cobra’s public stockholders.

56. This strict “matching rights” provision thus effectively precludes other bidders from coming forward by giving the acquirer full access to any rival bidder’s information and allows it a free right to eliminate a truly superior offer not by “topping” through a true auction/bidding competition which would benefit stockholders, but instead simply by “matching” it. Under these circumstances, no rival bidder will emerge and act as a “stalking horse” because the Merger Agreement unfairly assures that any “auction” will favor Venom and piggy-back upon the due diligence of the foreclosed second bidder.

57. Ultimately, these deal protection provisions collectively greatly hamper the Company’s ability to solicit or negotiate a better proposal to acquire all or a significant interest in the Company.

58. By failing to engage in a reasonable and fair sales process, the Individual Defendants have breached their fiduciary duties owed to Cobra stockholders. The Board failed to adequately test the market or shop the Company before entering into the Proposed Transaction, failed to obtain a reasonable price for Cobra, agreed to onerous deal protection devices that are designed to prevent the emergence of a superior offer, and put their personal interests ahead of Cobra stockholders while negotiating the terms of the Proposed Transaction.

59. The Board’s actions have prevented Plaintiff and the Class from receiving adequate compensation for their Cobra shares. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CAUSES OF ACTION

COUNT I

Claim For Breach Of Fiduciary

Duties Against The Individual Defendants

60. Plaintiff incorporates by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

61. The Individual Defendants have violated fiduciary duties of care, loyalty and good faith owed to the public stockholders of Cobra.

62. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the full and true value of their investment in Cobra.

63. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the stockholders of Cobra because, among other reasons, they failed to take reasonable steps to obtain and/or ensure that Cobra stockholders receive adequate and fair value for their shares.

64. The Individual Defendants dominate and control the business and corporate affairs of Cobra both through their positions within the Company and on the Board, and are in possession of private corporate information concerning Cobra assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Cobra which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

65. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

66. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Cobra assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

67. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

68. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

On Behalf Of Plaintiff and The Class

Against Cobra, Venom, Sponsor, and Merger Sub For Aiding

And Abetting the Individual Defendants’ Breaches Of Fiduciary Duty

69. Plaintiff incorporates by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

70. Cobra, Venom, Sponsor, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Cobra public stockholders, and have participated in such breaches of fiduciary duties.

71. Moreover, Cobra, Venom, Sponsor, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing,

they rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

72. As a result of the unlawful actions of Cobra, Venom, Sponsor and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for Cobra assets and business. Unless their actions are enjoined by the Court, Defendants Cobra, Venom, Sponsor and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

73. As a result of Cobra, Venom, Sponsor and Merger Sub’s conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their Cobra shares.

74. Plaintiff and other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class;

C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: September 11, 2014	ANDREWS & SPRINGER LLC

	By:	/s/ Peter B. Andrews
Peter B. Andrews (Del. Bar No. 4623)
Craig J. Springer (Del. Bar No. 5529)
3801 Kennett Pike
Building C, Suite 305
Wilmington, DE 19807
Tel.: (302) 504-4957
Fax: (302) 397-3681

Counsel for Plaintiff Paul Miles

Of Counsel:

MILBERG LLP
Kent A. Bronson, Esq.
Christopher Schuyler, Esq.
One Pennsylvania Plaza
49th Floor
New York, NY 10119
Tel.: (212) 594-5300
Fax: (212) 868-1229

Counsel for Plaintiff Paul Miles